July 20, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: ECCO Auto World Corporation

Form S-1

Filed May 30, 2017

File No. 333-218334

To the men and women of the SEC:

On behalf of ECCO Auto World Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 23, 2017 addressed to Mr. Yiap Soon Keong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on May 30, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Company Response:

We have added disclosure on page 1, and 9.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

There are no written communications that the Company, or anyone authorized on the Company’s behalf, has presented to potential investors as defined in Rule 405.

Cover Page

3. The prominent disclosure on the cover page of your intention to be quoted on the OTCQB does not appear appropriate given the uncertainty that a market maker will apply to make a market in your common stock. Please revise.

Company Response:

We have amended the disclosure on the cover page to read as follows:

“As of the date of this Prospectus, we have not made any arrangement with any market makers to quote our shares, and there can be no assurances that a market maker will agree to apply to make a market in our common stock. In the event that no market makers will agree to create a market in our shares, we will be unable to have our shares quoted on the OTCQB."

In the Company’s opinion, all references to attempting to achieve quotation on the OTCQB make it clear that these efforts will be attempted, not that they are guaranteed. If this language is unclear, please advise and the Company will revise.

4. Please include information about the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Company Response:

We have added the following disclosure on page 1:

“Through October 31, 2018 , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Prospectus Summary, page 2

5. Please revise your disclosure in this section to clearly convey the current nature of your proposed business. In this regard, state that you have not yet generated any revenue, have a net loss, and that you have not yet developed a product. Briefly describe your application and your plans to monetize it. Furthermore, disclose what you have accomplished to date in furtherance of your business plan and what remains to be accomplished for you to begin generating revenue.

Company Response:

We have added the following to the prospectus summary on page 2:

“We, ECCO Auto World Corporation (“the Company”), are an early stage technology company that offers car maintenance services through its app (ECCO App) that connects auto repair shops and car owners. ECCO app features comparisons characteristics among different auto repair shops in terms of quality rating. Auto repair shops that intend to make use of ECCO user base will be subject to stringent supervision and entrant requirements in order to ensure quality service to users.

The company has yet to generate revenue. Additionally, the company has only incurred a net loss, and we have yet to develop a source to generate revenue. Our mobile application, which will be our primary product and revenue stream, has yet to be developed. The Company intends to offer upfront pricing, which means that users will acknowledge the amount of the transaction prior to acceptance in order to prevent haggling by auto repair shop owners. All transactions will be made through the Company with an, as of yet undetermined, transaction fee imposed.

As of today, we have approached more than 60 auto repair shops to be part of our partnership program to offer maintenance services to the users of our future application. The Company has currently finalized the scope and features of ECCO App, but has yet to commence development. The company is currently negotiating the price for developing the ECCO App with unrelated third party developers. We expect the application development to start at the end of July and we anticipate it will be fully developed and completed at the end of 2017. As soon as the application is complete, the Company will conduct a series of marketing campaigns in different venues, such as car exhibitions, in order to capture an initial user base and being generating revenue."

We have also added these disclosures to the business plan section on page 16.

Risk Factors

6. Please add a risk factor to clarify that you have had limited or no operations to date. Here and in the Business section, disclose that there can be no assurances that your efforts to develop the proposed ECCO App will succeed or that you will be able to successfully market the proposed application, if developed.

Company Response:

We have added the following risk factor to page 6:

“At present, the Company has conducted very minimal operations, and there can be no assurances that our planned operations will succeed.

Currently, our operations have been limited to the planning stages for the development of our application. While we have worked out exactly how we want the application to function, actual development has yet to commence and we are in the midst of negotiations with a third party in order to complete development of our application. There can be no assurances, or guarantees, that our efforts to develop our proposed ECCO App will succeed or that we will be able to successfully market the proposed application, if developed. In the event that we cannot successfully complete our business objective you may lose all, or part, of your investments.”

We also added a brief summary of the above as a note on page 16 in our Business section.

7. We note Mr. Yiap will be offering the company’s securities to the public while simultaneously offering his own shares for sale. Please add a risk factor that addresses this apparent conflict of interest.

Company Response:

There was a clerical error on page 4 where the following language seemed to indicate that Mr. Yiap would be selling his own free trading shares:

"After the offering, assuming all of his personal shares that are being registered herein and those shares being offered on behalf of the company are sold, Mr. Yiap will have the ability to control approximately 37.00% of the voting power of our outstanding capital stock."

We have deleted this language, as no free trading shares have been registered for Mr. Yiap in this offering.

Management’s Discussion and Analysis, page 14

8. You state that you do not believe your cash balance is sufficient to fund your operations. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Company Response:

We have added the following to page 14:

“Based on the company’s current cash levels, the Company’s plans can continue for another six (6) months minimum provided no capital expenditure is incurred, that no revenue has been generated and that we do not receive any funds from this offering.”

Description of Business, page 15

9. Please discuss in greater detail how you will develop ECCO App. Specifically, discuss whether you expect the application to be developed internally by your sole officer and employee, outsourced to contractors, or developed by some other means, and discuss who will own the rights to the application. Also, discuss the significant milestones involved in the development process and in publicly launching your product.

Company Response:

We have added the following on page 15:

“The application development will be outsourced to a contractor. We are finalizing our engagement with an unrelated third party app developer. ECCO Auto World Corporation, which is incorporated in Labuan, Malaysia, and is a wholly owned subsidiary of ECCO Auto World Corporation, will fully own the rights to the application. We expect the app development process to take five months to complete and the launch of the ECCO App will be at the end of December 2017. We do not have any significant milestones established at this point in time, with the exception of the creation of the ECCO App."

10. Please expand your business description to discuss your target market as well as the competitive conditions in your industry and in Malaysia specifically and to provide the disclosures required by Item 101(h) of Regulation S-K.

Company Response:

We have added the following to page 15:

“Our target demographic will initially be any individuals who have access to a smartphone and are operating a motor vehicle in Malaysia, as well as auto repair shops who want to join our ECCO Partnership.

Malaysia is a country with a high volume of vehicular traffic due to the fact that the vast majority of Malaysians own a vehicle to avoid the inconvenience of alternative urban transportation. According to the Malaysia Road Transport Department, the annual growth rate of car registration in Malaysia is approximately 2.72%, and it is estimated that there were approximately 25 million vehicles registered during 2016 and there are approximately 15,000 mechanics. Upon completion of the ECCO mobile application (estimated towards the end of 2017) ECCO will conduct a series of marketing campaign prioritizing urban users over rural users due to a number of factors including, but not limited to, demographic density and the number of increased ratio of cars owned per individual.

During the first three months of service following the completion of the ECCO app, service coverage will be limited to the Klang Valley area (the center of Kuala Lumpur), which is home to roughly 7.9 million people with a land span of approximately 4,000 km2. Klang Valley is also the city with the most cars registered in Malaysia, with more than 5 million cars registered.

Subsequently, ECCO will enter into other key cities of Malaysia in 2018, including Penang and Johor simultaneously. Penang has a population of 1.72 million as of 2016 with a land span of approximately 1,048 km2 while Johor has a population of 3.5 million with a land span of approximately 19,210 km2.

As part of our ECCO marketing campaign, we plan to participate in car relevant exhibitions around ASEAN countries to market the ECCO app to potential users. Additionally, the company plans to hire a marketing team to promote our mobile application and encourage referrals with as of yet undetermined discounts and benefits in order to encourage existing users to promote on our behalf.”

Directors and Executive Officers, page 23

11. We note that Mr. Yiap is currently working at Wealthon Business Advisory. In light of this other business commitment, please indicate the number of hours per week that he devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention that he is able to devote to the company, and possible conflicts of interest faced by him as a result of this activity, in each case to the extent it poses significant risks to the company.

Company Response:

We have added the following risk factor to page 8:

“Due to the fact that our officers and directors conduct outside activities, including Mr. Yiap’s current employment at Wealthon Business Advisory, the attention and efforts of our officers and directors are not solely focused upon ECCO Auto World Corporation.

While our officers and directors intend to devote as much time as necessary to the success and development of ECCO Auto World Corporation, Mr. Yiap in particular has outside interests that require a portion of his time every week. Currently Mr. Yiap is prepared to dedicate 36 hours per week to the operations of ECCO Auto World Corporation. Although we believe their time, resources, and effort to be allocated appropriately to allow for the Company’s future success, there can be no guarantee that their priorities will not shift in the future. In the event that their outside interests begin to take precedence over their positions in ECCO Auto World Corporation the Company may not experience the growth and success that is anticipated. In this event either corrective action will have to be taken or, in a worst case scenario, investors could lose all or part of their investments.”

Security Ownership of Certain Beneficial Owners and Management, page 26

12. Please identify the individual or individuals who have voting and dispositive power over the shares held by GreenPro Asia Strategic SPC. Refer to Item 403 of Regulation S-K.

Company Response:

We have added the following to page 26:

“Mr. Lee Chong Kuang and Mr. Loke Che Chan have voting and dispositive power over the shares held by GreenPro Asia Strategic SPC. The address for Greenpro Asia Strategic SPC - Greenpro Asia Strategic Fund SP is that of the registered office of Harneys Services (Cayman) Limited.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 20, 2017

/s/ Yiap Soon Keong

Yiap Soon Keong

Chief Executive Officer